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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                              (Amendment No.   )

                               ----------------

                                MGM GRAND, INC.
                  (Name of Issuer and Person Fling Statement)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   552953101
                     (CUSIP Number of Class of Securities)

                                Scott Langsner
                              Secretary/Treasurer
                                MGM Grand, Inc.
                          3799 Las Vegas Blvd. South
                            Las Vegas, Nevada 89109
                                (702) 891-3333
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Fiing Statement)

                                   Copy to:
                            Janet S. McCloud, Esq.
        Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                      2121 Avenue of the Stars, 18th Foor
                         Los Angeles, California 90067
                                (310) 553-3000

                                 June 17, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
                $300,000,000                                      $60,000

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* Calculated solely for purposes of determining the filing fee. Determined pursuant to Rule 0-11(b)(1), based upon the purchase of 6,000,000 shares at $50.00 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A             Filing Party: N/A
    Form or Registration No.: N/A           Date Filed: N/A

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

  This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by MGM Grand, Inc., a Delaware corporation, to purchase up to 6,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), at a price, net to the seller in cash, of $50.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 17, 1999 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer." Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

Item 1. Security And Issuer.

  (a) The name of the issuer is MGM Grand, Inc., a Delaware corporation. The address of its principal executive offices is 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109 (telephone number (702) 891-3333).

  (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the offer to purchase is incorporated herein by reference. The offer is being made to all holders of shares of the Common Stock, including officers, directors and affiliates of the company. MGM Grand has been advised that while most of its directors and senior executive officers do not intend to tender shares in the offer, some may tender shares they own as well as shares subject to exercisable options held by them. MGM Grand is further advised that Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian, its principal stockholders, do not intend to tender any of their shares pursuant to the offer. However, Mr. Kerkorian has requested MGM Grand to register for sale by him of up to 3,894,406 shares of its common stock, which is the number of shares he owns directly and is the approximate number of shares he and Tracinda could have sold in the tender offer had they elected to participate and assuming full participation by all stockholders. Any such shares will only be sold by means of a prospectus after completion of the tender offer in the open market or through privately negotiated transactions as market conditions warrant and as he may determine.

  (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the offer to purchase is incorporated herein by reference.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the offer to purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer.

  (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the offer to purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

  The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I--Certain Transactions Involving Shares" in the offer to purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

  The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the offer to purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed or to Be Compensated.

  The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the offer to purchase is incorporated herein by reference.

Item 7. Financial Information.

  (a)-(b) The information set forth in "Section 11. Certain Information About MGM Grand" in the offer to purchase is incorporated herein by reference. The information set forth (i) on pages 29 through 49 in Exhibit 13 to MGM Grand's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed as Exhibit (g)(1) hereto; and (ii) on pages 2 through 14 of MGM Grand's Quarterly Report on Form 10-Q for the period ended March 31, 1999, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

Item 8. Additional Information.

  (a) Not applicable.

  (b) The information set forth in "Section 13. Certain Legal Matters" in the offer to purchase is incorporated herein by reference.

  (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the offer to purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the offer to purchase and the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.

   (a)(1) Form of offer to purchase dated June 17, 1999.
   (a)(2) Form of letter of transmittal.
   (a)(3) Form of notice of guaranteed delivery.
   (a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
   (a)(5) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
   (a)(6) Press release issued by MGM Grand dated June 10, 1999.
   (a)(7) Form of summary advertisement dated June 17, 1999.
   (a)(8) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
   (a)(9) (1) Form of Memorandum dated June 17, 1999 to holders of MGM Grand options; (2) Instructions for tender of options; and (3) Option election form.
   (b) Amended and Restated Loan Agreement, dated as of July 17, 1997, as amended, between MGM Grand, as borrower, MGM Grand Atlantic City,
          Inc., as co-borrower, Bank of America NT&SA, as administrative agent, and the banks named therein (incorporated by reference to Exhibit 10 to MGM Grand's Current Report on Form 8-K dated July 23, 1997 and
          Exhibits 10(3)(a) and 10(3)(b) to MGM Grand's Annual Report on Form
          10-K for the fiscal year ended December 31, 1997).
   (c)    Not applicable.
   (d)    Not applicable.
   (e)    Not applicable.
   (f)    Not applicable.
   (g)(1) Pages 29 through 49 of Exhibit 13 to MGM Grand's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1998.
   (g)(2) Pages 2 through 14 of MGM Grand's Quarterly Report on Form 10-Q for the period ended March 31, 1999.
   (g)(3) Consent of independent public accountants.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MGM GRAND, INC.

                                          By: /s/ SCOTT LANGSNER
                                            -----------------------------------
                                                Scott Langsner
                                              Secretary/Treasurer

Dated: June 17, 1999

                               INDEX TO EXHIBITS

  Item                             Description                             Page
 ------                            -----------                             ----
 (a)(1) Form of offer to purchase dated June 17, 1999.
 (a)(2) Form of letter of transmittal.
 (a)(3) Form of notice of guaranteed delivery.
 (a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(5) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(6) Press release issued by MGM Grand dated June 10, 1999.
 (a)(7) Form of summary advertisement dated June 17, 1999.
 (a)(8) Guidelines for Certification of Taxpayer Identification Number
        on Substitute Form W-9.
 (a)(9) (1) Form of Memorandum dated June 17, 1999 to holders of MGM
        Grand options; (2) Instructions for tender of options; and (3)
        Option election form.
 (b)    Amended and Restated Loan Agreement, dated as of July 17, 1997, as amended, between MGM Grand, as borrower, MGM Grand Atlantic
        City, Inc., as co-borrower, Bank of America NT&SA, as
        administrative agent, and the banks named therein (incorporated by reference to Exhibit 10 to MGM Grand's Current Report on Form
        8-K dated July 23, 1997 and Exhibits 10(3)(a) and 10(3)(b) to
        MGM Grand's Annual Report on Form 10-K for the fiscal year ended
        December 31, 1997).
 (c)    Not applicable.
 (d)    Not applicable.
 (e)    Not applicable.
 (f)    Not applicable.
 (g)(1) Pages 29 through 49 of Exhibit 13 to MGM Grand's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
 (g)(2) Pages 2 through 14 of MGM Grand's Quarterly Report on Form 10-Q for the period ended March 31, 1999.
 (g)(3) Consent of independent public accountants.

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